# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Eos Energy Enterprises, Inc., CIK 0001805077
CUSIP: 29415C101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3920 Park Avenue, Edison, New Jersey (NJ), 08820
Date of event which requires filing of this statement: 03/24/2026
Amends the filing with accession number 0001011438-24-000386
Filed by CIK 0002027951
Persons authorized to receive notices and communications: Alexander D. Benjamin, 875 Third Avenue, 11th Floor, New York, New York (NY), 10022, (212) 891-2100

## Reporting persons
- Cerberus Capital Management II, L.P. (CIK 0002027951): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 159,587,654; shared voting power 0; sole dispositive power 159,587,654; shared dispositive power 0; aggregate amount beneficially owned 159,587,654 (32% of the class)
- CCM Denali Equity Holdings, LP (CIK 0002027945): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 159,587,654; shared voting power 0; sole dispositive power 159,587,654; shared dispositive power 0; aggregate amount beneficially owned 159,587,654 (32% of the class)
- CCM Denali Equity Holdings GP, LLC (CIK 0002027946): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 159,587,654; shared voting power 0; sole dispositive power 159,587,654; shared dispositive power 0; aggregate amount beneficially owned 159,587,654 (32% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Eos Energy Enterprises, Inc.
Address of issuer's principal executive offices: 3920 Park Avenue, Edison, New Jersey (NJ), 08820
Comment:
The following constitutes Amendment No. 8 ("Amendment No. 8") to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by Cerberus Capital Management II, L.P. ("Cerberus Capital Management II"), CCM Denali Equity Holdings, LP ("CCM Denali Equity") and CCM Denali Equity Holdings GP, LLC ("CCM Denali Equity GP", and together with Cerberus Capital Management II and CCM Denali Equity, the "Reporting Persons") on June 28, 2024, as amended by Amendment No. 1 filed on July 29, 2024, Amendment No. 2 filed on September 3, 2024, Amendment No. 3 filed on September 12, 2024, Amendment No. 4 filed on November 4, 2024, Amendment No. 5 filed on December 17, 2024, Amendment No. 6 filed January 27, 2025, and Amendment No. 7 filed on March 17, 2025. This Amendment No. 8 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 24, 2026, the Board of Directors of the Issuer (the "Board") appointed Nathaniel Fick, Chief Strategy Officer for Equities and Senior Managing Director of Cerberus Capital Florida, LLC, an affiliate of the Reporting Persons, as a Class III director on the Board. Mr. Fick's term on the Board will last until the Issuer's 2026 Annual Meeting of Stockholders, and if Mr. Fick is elected by a vote of the Issuer's stockholders at such meeting, he will serve for a term of three years or until his successor is elected and qualified. Mr. Fick also has been appointed to the Board's Nominating and Corporate Governance Committee. Mr. Fick was not selected as a director pursuant to any arrangement or understandings between the Issuer and the Reporting Persons, including any previously disclosed agreements.

In addition, on April 30, May 28, May 29, July 29, November 18 and November 19, 2025, the Issuer entered into amendments to the previously disclosed Credit Agreement, pursuant to which, among other things, the measurement period for achieving sales milestones was extended. On October 31, 2025, the Issuer satisfied its final performance milestones pursuant to the terms of the Credit Agreement and therefore no additional securities of the Issuer are contemplated to be issued to the Reporting Persons in connection with the Credit Agreement at this time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The only change in the Reporting Persons' beneficial ownership of securities of the Issuer since Amendment No. 7 to this Schedule 13D was an increase in the number of shares of Common Stock of the Issuer issuable upon conversion of the Series B-4 Preferred Stock that resulted solely from an antidilution adjustment made pursuant to the terms of the Series B-4 Preferred Stock. Each of the Reporting Persons may be deemed to beneficially own 159,587,654 shares of Common Stock, which amount includes 43,276,194 shares of Common Stock of the Issuer issuable upon exercise of the Warrant (as defined in Item 4 in the original Schedule 13D and subject to the limitations as described therein), 31,940,063 shares of Common Stock of the Issuer issuable upon conversion of 31.940063 shares of Series B-1 Preferred Stock, 28,806,463 shares of Common Stock of the Issuer issuable upon conversion of 28.806463 shares of Series B-2 Preferred Stock, 38,259,864 shares of Common Stock of the Issuer issuable upon conversion of 38.259864 shares of Series B-3 Preferred Stock, and 17,305,070 shares of Common Stock of the Issuer issuable upon conversion of 16.150528 shares of Series B-4 Preferred Stock. Such amount of beneficial ownership represents approximately 32.0% of the Common Stock outstanding, based on 339,459,024 shares of Common Stock outstanding as of March 20, 2026, as reported in the Issuer's Proxy Statement filed with the Securities and Exchange Commission on April 14, 2026. The securities of the Issuer reported herein are directly held and beneficially owned by CCM Denali Equity. CCM Denali Equity GP, as the general partner of CCM Denali Equity, may be deemed to beneficially own the securities of the Issuer held by CCM Denali Equity. Cerberus Capital Management II, as the sole member of CCM Denali Equity GP, may be deemed to beneficially own the securities of the Issuer held by CCM Denali Equity.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Each of the Reporting Persons may be deemed to have sole voting power and sole dispositive power over 159,587,654 shares of Common Stock. The information in Item 5(a) above is incorporated herein by reference.
Transactions in the class effected during the past sixty days: There have been no transactions by the Reporting Persons or the Scheduled Persons in the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by the addition of the following:

The disclosure in Item 4 is incorporated herein by reference.

## Signatures
- Cerberus Capital Management II, L.P.: /s/ Alexander D. Benjamin, Alexander D. Benjamin/Senior Managing Director and Chief Legal Officer (04/20/2026)
- CCM Denali Equity Holdings, LP: /s/ Alexander D. Benjamin, Alexander D. Benjamin/Manager, CCM Denali Equity Holdings GP, LLC, its general partner (04/20/2026)
- CCM Denali Equity Holdings GP, LLC: /s/ Alexander D. Benjamin, Alexander D. Benjamin/Manager (04/20/2026)